                                UNITED STATES                   SEC FILE NUMBER
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549                   -------
                                                              CUSIP NU
                                 FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One): [X]Form 10-K [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q [ ]Form N-SAR

                 For Period Ended: December 31, 1999
                                   -------------------------------
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                  ---------------------------

  Read Instruction (on back page) Before Preparing Form.  Please Print or Type

    NOTHING IN THE FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                  VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------

PART I - REGISTRANT INFORMATION

Daw Technologies, Inc.
--------------------------------------------------------------------------------
Full Name of Registrant:


--------------------------------------------------------------------------------
Former Name if Applicable:

2700 South 900 West
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number):

Salt Lake City, Utah 84119
--------------------------------------------------------------------------------
City, State and Zip Code:


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or
 [X]             expense;

         (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K or Form N-SAR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following
[X]              the prescribed due date; and

         (c)     The accountant's statement or other exhibit required by Rule
[ ]              12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed
within the prescribed time period.                 (Attach Extra Sheets if Need)
                                                                  SEC 1344(6/94)

     Since January 2000, Daw Technologies, Inc. (the "Company") and its auditors have undertaken extensive efforts to consolidate and audit the financial statements of the Company. In late February 2000, the Company's Chief Operations Officer, who was also the prior Chief Financial Officer of the Company, left the Company. In the middle of March 2000, the Company's Chief Financial Officer left the Company. During the review of the Company's financial information, the Company's auditors identified accounting issues that required the gathering of additional data and the holding of conferences. Due to the time and expense required to address the accounting issues without the Company's Chief Operations Officer or the Company's Chief Financial Officer, the Company has concluded that it cannot timely complete the process of preparing the audited consolidated financial information necessary for presentation in the Company's Annual Report on Form 10-K for the year ended December 31, 1999 (the "Form 10-K"), which must be filed on or before March 30, 2000, without unreasonable effort and expense. The Company plans to file the Form 10-K as soon as reasonably practicable.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Brian G. Lloyd                (801)              532-7840
         --------------------------     -----------        ------------------
                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
         [ ] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion there? [ ] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

--------------------------------------------------------------------------------

                             Daw Technologies, Inc.
             ------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  March 31, 2000                 By  /s/ RONALD DAW
    -----------------------------      ----------------------------------------
                                        Ronald Daw, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Files unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).